ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

April 16, 2012

Enerplus Announces Proposed Private Placement of Senior Unsecured Notes

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that we have priced a proposed offering of senior unsecured notes to be issued on a private placement basis in the United States and Canada (the "Private Placement") with an aggregate principal amount of approximately US$405 million.

The notes to be issued pursuant to the Private Placement are scheduled to be issued in three separate tranches as follows:

- US$355 million at 4.40% with a 12 year amortizing term with principal payments required in five equal annual instalments beginning in 2020;
- US$20 million at 4.40% with a 10 year bullet term;
- CDN$30 million at 4.34% with a 7 year bullet term.

The notes issued pursuant to the Private Placement will be unsecured and rank equally with our bank credit facility and other outstanding senior notes. Subject to the completion of customary closing conditions, the Private Placement is expected to close on or about May 15, 2012. We intend to use the proceeds of the Private Placement to repay advances on our bank credit facility.

The notes issued pursuant to the Private Placement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Citigroup Global Markets Inc. acted as the exclusive placement agent in connection with the proposed Private Placement.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the closing of the issuance of senior unsecured notes and the proceeds therefrom. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.